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                          July 7, 2021

       Marlow Hernandez
       Chief Executive Officer
       Cano Health, Inc.
       9725 NW 117th Avenue
       Suite 200
       Miami, FL 33178

                                                        Re: Cano Health, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257445

       Dear Dr. Hernandez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Heidi E. Mayon, Esq.